Mail Stop 4561

July 28, 2009

Serge Beausoleil
President and Chief Executive Officer
Viropro Inc.
8515 Place Devonshire, Suite 207
Montreal, Quebec, Canada

> **Re: Viropro Inc.**
> **Form 10-K for the Fiscal Year Ended November 30, 2008**
> **Filed March 16, 2009**
> **Form 10-Q for the Quarterly Period Ended February 28, 2009**
> **Filed April 20, 2009**
> **File No. 333-06718**

Dear Mr. Beausoleil:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended November 30, 2008

Item 8A. Controls and Procedures, page 48

1.   It does not appear that your management has completed its assessment of internal control over financial reporting as of November 30, 2008. Since you were

required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at
- http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 13. Exhibits, page 50

2.   We note you filed a Form S-8 registration statement on February 10, 2009 that incorporates all reports and other documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of the registration statement and prior to the filing of a post-effective amendment. Please tell us whether any securities remained unsold under this registration statement as of the filing date of this Form 10-K. If securities remained unsold at that time, please file the consent of your auditor for the reports on fiscal years ended November 30, 2008, and 2007 and the for the period from inception (July 1, 2003) to November 30, 2008 as an exhibit in accordance with Rule 436(b) of Regulation C. Also refer to Item 601 of Regulation S-K.

Signatures, page 51

3.   Please revise to include the signatures of at least a majority of your Board of Directors. See General Instruction D(2)(a) to Form 10-K.

Form 10-Q for the Quarterly Period Ended February 28, 2009

4.   We note that your Form 10-Q for the quarterly period ended February 28, 2009 does not include the balance sheet as of the end of the preceding fiscal year (i.e. November 30, 2008). Tell us how you considered including the balance sheet as of November 30, 2008 in your Form 10-Q pursuant to Rule 8-03 of Regulation S-X.

5.   We also note in your Form 8-K filed April 29, 2009 that the financial statements included in your Form 10-Q for the quarterly period ended February 28, 2009 were not reviewed by an independent public accountant. As a result, the financial statements included in your 10-Q are not in compliance with Rule 8-03 of Regulation S-X. Tell us how you considered amending your Form 10-Q to label the columns of the financial statements as "not reviewed" to make it clear to a reader that such financial statements have not been reviewed by an independent public accountant.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief